November 21, 2019

Gerald Ellenburg
Chairman and Chief Executive Officer
ERC Homebuilders 1, Inc.
2738 Falkenburg Road South
Riverview, FL 33578

       Re: ERC Homebuilders 1, Inc.
           Amendment 3 to Offering Statement on Form 1-A
           Response dated October 30, 2019
           File No. 24-10987

Dear Mr. Ellenburg:

       We have reviewed your October 30, 2019 response letter to our October 3, 2019 comment letter and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

October 30, 2019 Response Letter to October 3, 2019 Comment Letter

General

1.    Please note the financial statement updating requirements of paragraph
(c)(1) Part F/S of
      Regulation A.
2. Since you indicate that ERC Homebuilders 1, Inc. will operate in the entire state of
      Florida, revise the disclosure on page 5 and elsewhere in the offering statement to reflect that fact.
3. Since you indicate that you are withdrawing the offering statement on Form 1-A of ERC
      Homebuilders 2, Inc., submit as soon as practicable the withdrawal request tagged as correspondence on the EDGAR system.
Use of Proceeds, page 22

4. As noted in footnote (3) to Attachment 1, since some of the proceeds may be used to
 Gerald Ellenburg
FirstName LastNameGerald Ellenburg
ERC Homebuilders 1, Inc.
Comapany 21, 2019 Homebuilders 1, Inc.
November NameERC
Page 2
November 21, 2019 Page 2
FirstName LastName
         acquire assets of companies controlled by your chairman and chief executive officer and president and chief operating officer, disclose whether ERC Homebuilders 1 has identified or has under consideration for acquisition any specific assets. If so, describe in sufficient detail the specific assets identified or under consideration for acquisition by ERC
         Homebuilders 1, the terms of the acquisition and identify the sellers. Additionally, make clear whether the selling entity's cost may be above the market value of the assets at their time of acquisition by ERC Homebuilders 1. If appropriate, include additional risk factor disclosure in the offering statement.
Management Services from ERC Parent, page 29

5. Describe in sufficient detail the relationship between ERC Parent and ERC Homebuilders
         1 under the revised management services agreement, and file the revised management services agreement as an exhibit to the offering statement. Identify the management team members of ERC Parent and ERC Homebuilders 1 and the members of the board of directors of ERC Homebuilders 1. Additionally, indicate the consequences to ERC
         Homebuilders 1 if ERC Parent were to file bankruptcy proceedings or otherwise liquidate. Include additional risk factor disclosure in the offering statement regarding the risks if ERC Parent liquidates and ERC Homebuilders 1 is managed by ERC Parent.
6. Given that ERC Parent is defined as the manager under the management services agreement filed as Exhibit 6.2 on August 20, 2019, your statement in response to comment two in our letter dated October 3, 2019 that ERC Homebuilders 1 will not reimburse ERC Parent for services of ERC Parent's officers appears inconsistent with your statement that the manager under the revised management services agreement will be paid a monthly management fee. Please reconcile the apparent inconsistencies.
7. We note your statement in your response to comment three in our letter dated October 3,
         2019, that ERC Homebuilders 1 intends to have sufficient equity to procure mortgages on its own but may have to rely on guarantees from other entities and individuals, including
         ERC Parent, if it has insufficient equity to procure mortgages on its own. Disclose whether ERC Homebuilders 1 has any agreement for guarantees with any other entity or individual, including ERC Parent, if ERC Homebuilders 1 has insufficient equity to procure mortgages on its own. If appropriate, include additional risk factor disclosure in the offering statement.
Performance Summary, page 40

8. Given disclosure under "Summary Risk Factors" in amendment 3 to the offering statement that ERC Homebuilders 1 is in an early stage of development with no significant assets or revenues from operations and that its affiliated companies have no prior performance record, it is unclear why you have included the section captioned "Prior Performance
         Summary" on page 40. Please revise or advise.

         We will consider qualifying your offering statement at your request. If a participant in
 Gerald Ellenburg
ERC Homebuilders 1, Inc.
November 21, 2019
Page 3

your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence S.
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



FirstName LastNameGerald Ellenburg                         Sincerely,
Comapany NameERC Homebuilders 1, Inc.
                                                           Division of
Corporation Finance
November 21, 2019 Page 3                                   Office of
Manufacturing
FirstName LastName